
SEC MAIL PROCESSING
RECEIVED
FEB 22 2007
WASH. D.C.
203
SECTION

SECUR  SION

07001209

mk 2/27

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kalos Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3780 Mansell Rd. Ste. 150
(No. and Street)

Alpharetta	GA	30022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Wildermuth — 678-356-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith & Howard
(Name – *if individual, state last, first, middle name*)

171 17th Street, N.W., Ste. 900	Atlanta	GA	30363
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
E MAR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PP 3/8

OATH OR AFFIRMATION

I, Carol Wildermuth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kalos Capital, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



AMANDA P. COETZEE
MY COMMISSION EXPIRES
MAY
25
2008
FORSYTH COUNTY, GA
NOTARY PUBLIC

Signature

COO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 2 2 2007
WASH, D.C.
203
SECTION

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Kalos Capital, Inc.
Atlanta, Georgia

We have audited the accompanying balance sheet of Kalos Capital, Inc., at December 31, 2006, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kalos Capital, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith + Howard

February 13, 2007

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

KALOS CAPITAL, INC.
BALANCE SHEET
DECEMBER 31, 2006

ASSETS

Current Assets		
Cash	$	60,592
Accounts receivable		29,393
Investments		7,805
	$	97,790

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$	3,029
Stockholders' Equity		
Common Stock, $1 par value, 100 shares authorized, issued and outstanding		100
Paid-in Capital		50,900
Retained Earnings		43,761
		94,761
	$	97,790

The accompanying notes are an integral part of these financial statements.

KALOS CAPITAL, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

Revenues	
Commissions and fee income	$ 1,154,188
Expenses (Note 3)	1,140,363
	13,825
Other Income	
Unrealized loss on investments	(542)
Interest income	710
	168
Net Income	$ 13,993

The accompanying notes are an integral part of these financial statements.

KALOS CAPITAL, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock $1 Par Value			
	Number of Shares	Amount	Paid-in Capital	Retained Earnings
Balance at December 31, 2005	100	$ 100	$ 50,900	$ 89,768
Net Income				13,993
Distributions	-	-	-	(60,000)
Balance at December 31, 2006	100	$ 100	$ 50,900	$ 43,761

The accompanying notes are an integral part of these financial statements.

KALOS CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Cash Flows From Operating Activities	
Cash received from customers	$ 1,188,255
Cash paid to suppliers and employees	(1,147,123)
Interest received	710
Net Cash Provided by Operating Activities	41,842
Cash Flows From Investing Activities	
Acquisition of investment	(489)
Net Cash Required by Investing Activities	(489)
Cash Flows From Financing Activities	
Distributions paid	(60,000)
Net Cash Required by Financing Activities	(60,000)
Decrease in Cash	(18,647)
Cash at Beginning of Year	79,239
Cash at End of Year	$ 60,592
Reconciliation of Net Income to Net Cash Provided by Operating Activities	
Net Income	$ 13,993
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Unrealized loss on investments	542
Decrease in accounts receivable	34,067
Decrease in accounts payable	(6,760)
Total adjustments	27,849
Net Cash Provided by Operating Activities	$ 41,842

The accompanying notes are an integral part of these financial statements.

KALOS CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Kalos Capital, Inc. (the Company) was formed on September 26, 1997 under another corporate name. The Company became Kalos Capital, Inc. under a state certification of name change amendment on October 30, 1997. The Company is a registered broker and dealer in securities and operates under the provisions of the Securities Exchange Act of 1934.

Cash and Cash Equivalents

The Company considers all cash and money market investments with maturities of three months or less to be cash equivalents.

Accounts Receivable

The Company considers current accounts receivable to be fully collectible and historically has incurred insignificant bad debt losses. Accordingly, no allowance for doubtful accounts is provided in the accompanying financial statements. If amounts become uncollectible, they will be charged to operations when that determination is made.

Income Taxes

The Company has elected to be taxed under the S corporation provision of the Internal Revenue Code. Under this provision the Company does not pay corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective shares of the Company's taxable income. Accordingly, the accompanying financial statements do not include a provision or liability for income taxes.

KALOS CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commissions' Uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed one thousand percent of its net capital and shall at all times have and maintain net capital of not less than $5,000.

Net capital and the related aggregate indebtedness to net capital ratio fluctuate on a daily basis; however, there was no aggregate indebtedness at December 31, 2006 and the net capital was $55,946.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares various office expenses and salaries with a company under common ownership (Affiliate). Amounts paid to this Affiliate during 2006 for shared expenses were $202,500.

SUPPLEMENTARY INFORMATION

SMITH & HOWARD

Certified Public Accountants and Advisers

Board of Directors
Kalos Capital, Inc.
Atlanta, Georgia

Our audit was made for the purpose of forming an opinion on the basic financial statements of Kalos Capital, Inc. taken as a whole. The supplementary information presented hereinafter is presented for purposes of additional analysis and to meet specific requirements of the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying supplementary information (schedules) have been prepared solely for filing with regulatory agencies and are not intended for any other purpose. This supplementary information (schedules) has been prepared in conformity with the accounting practices by the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not intended to be presented in conformity with generally accepted accounting principles.

Smith + Howard

February 13, 2007

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

KALOS CAPITAL, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL AND RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2006

	UNAUDITED	NET CHANGE INCREASE (DECREASE)	AUDITED
Total ownership equity from balance sheet at December 31, 2006	$ 94,761	$ -	$ 94,761
Add: liabilities subordinated to claims of general creditors	-	-	-
Add: other allowable credits: excess fidelity bond deduction	(5,000)	-	(5,000)
Total capital and allowable subordinated liabilities and credits at December 31, 2006	89,761	-	89,761
Deduct: total non-allowable assets from balance sheet at December 31, 2006	(33,113)	-	(33,113)
Net capital before haircuts on security positions at December 31, 2006	56,648	-	56,648
Haircuts on securities at December 31, 2006	(702)	-	(702)
Net capital at December 31, 2006	$ 55,946	$ -	$ 55,946

KALOS CAPITAL, INC.
SCHEDULE OF CHANGES IN LIABILITIES
SUBORDINATED TO GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2006

During the year ended December 31, 2006, there were no liabilities subordinated to general creditors.

SMITH & HOWARD

Certified Public Accountants and Advisers

Board of Directors
Kalos Capital, Inc.
Atlanta, Georgia

We have audited the financial statements of Kalos Capital, Inc. at and for the year ended December 31, 2006 and have issued our report thereon, dated February 13, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included, in the accounting system, the practices and procedures followed by the Company in making the periodic computations of net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our audit would be disclosed. The purposes of our study and evaluation were to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis of reporting material weaknesses in internal accounting control under Rule 17a-5. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The Company claims exemption from the computation for determination of reserve requirements pursuant to Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 whereby all customer transactions are cleared through another broker dealer on a fully disclosed basis and therefore no transactions are cleared through the Company. We have reviewed the terms and conditions pursuant to Rule 15c3-3 and found the Company in compliance with the exemption requirements.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless, occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate. Our study and evaluation, described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation did not disclose any conditions that we believe to be material weaknesses.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Smith + Howard

February 13, 2007

END